[redacted]

Securities and Exchange Commission RECEIVED

APR 30 2008

Office of Compliance Inspection and Examinations

SECU 08031649 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34709 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNOVUS SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 First Ave.
(No. and Street)

Columbus, GA 31901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. West Vice President 706-644-8249
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE, Suite 2000, Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2007 and 2006

| Assets | | 2007 | 2006 |
|---|---|---|---|
| Cash and cash equivalents | $ | 10,443,208 | 18,479,051 |
| Trading securities | | 17,639,541 | 15,265,804 |
| Receivable from clearing organization | | 14,518,323 | 5,943,871 |
| Securities purchased under resale agreements | | — | 73,528,584 |
| Income tax receivable from Parent | | 1,162,325 | — |
| Receivable from affiliates | | — | 246,448 |
| Investments held in trust | | — | 348,299 |
| Furniture, fixtures, equipment, and leasehold improvements, net | | 1,384,944 | 979,485 |
| Goodwill | | 39,359 | 39,359 |
| Deferred income taxes | | 1,825,778 | 1,411,903 |
| Notes receivable | | 143,213 | 194,118 |
| Other receivables | | 98,415 | 317,815 |
| Other assets | | 425,025 | 364,171 |
| Total assets | $ | 47,680,131 | 117,118,908 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 1,470,352 | 2,109,834 |
| Accrued expenses payable to Parent | | 466,517 | 1,093,083 |
| Payables to affiliates | | 906,063 | — |
| Payables to clearing organization | | 176,373 | — |
| Income tax payable to Parent | | — | 142,531 |
| Securities sold, not yet purchased | | 9,481,378 | 1,415,601 |
| Securities sold under repurchase agreements | | — | 79,725,560 |
| Deferred rent | | 778,153 | — |
| | | 13,278,836 | 84,486,609 |
| Stockholder's equity: | | | |
| Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares | | 500 | 500 |
| Additional paid-in capital | | 44,368,924 | 44,128,755 |
| Accumulated deficit | | (9,968,129) | (11,496,956) |
| Total stockholder's equity | | 34,401,295 | 32,632,299 |
| Commitments and contingencies (see notes) | | | |
| Total liabilities and stockholder's equity | $ | 47,680,131 | 117,118,908 |

See accompanying notes to financial statements.



END